INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED

MARCH 31, 2020 AND 2019

(UNAUDITED)

2488 Dunwin Drive

Mississauga, Ontario L5L 1J9

www.trilliumtherapeutics.com

TRILLIUM THERAPEUTICS INC.
Interim Condensed Consolidated Statements of Financial Position
Amounts in thousands of US dollars
(Unaudited)

		As at	As at
	Note	March 31, 2020	December 31, 2019
		$	$

ASSETS

Current
Cash and cash equivalents		123,021	14,584
Marketable securities		12,036	8,082
Amounts receivable		448	327
Prepaid expenses		2,483	299

Total current assets		137,988	23,292

Property and equipment		1,916	2,115

Total non-current assets		1,916	2,115

Total assets		139,904	25,407

LIABILITIES

Current
Accounts payable and accrued liabilities		21,831	12,754
Other current liabilities		934	773

Total current liabilities		22,765	13,527

Warrant liability	4	32,299	11,223
Other liabilities		723	825

Total non-current liabilities		33,022	12,048

Total liabilities		55,787	25,575

EQUITY
Common shares	5	307,253	150,943
Series I preferred shares	5	-	2,348
Series II preferred shares	5	23,159	22,316
Contributed surplus		22,201	22,652
Deficit		(261,068)	(190,999)
Accumulated other comprehensive loss		(7,428)	(7,428)

Total equity (deficiency)		84,117	(168)

Total liabilities and equity (deficiency)		139,904	25,407

Commitments and contingencies [note 8]

See accompanying notes to the interim condensed consolidated financial statements

TRILLIUM THERAPEUTICS INC.
Interim Condensed Consolidated Statements of Loss and Comprehensive Loss
Amounts in thousands of US dollars, except per share amounts
(Unaudited)

		Three months ended	Three months ended
	Note	March 31, 2020	March 31, 2019
		$	$

EXPENSES
Research and development	6	4,369	7,588
General and administrative	7	10,796	631

Operating expenses		15,165	8,219

Finance income		(416)	(170)
Finance costs		48	38
Net foreign currency loss		25	419
Revaluation of warrant liability, net	4	55,224	(479)

Net finance costs (income)		54,881	(192)

Loss before income taxes		70,046	8,027

Current income tax expense		23	2

Net loss and comprehensive loss for the period		70,069	8,029

Basic and diluted loss per common share	5(b)	1.07	0.46

See accompanying notes to the interim condensed consolidated financial statements

TRILLIUM THERAPEUTICS INC.
Interim Condensed Consolidated Statements of Changes in Equity
Amounts in thousands of US dollars
(Unaudited)

	Common shares		Series I preferred shares		Series II preferred shares		Contributed surplus	Accumulated other comprehensive loss	Deficit	Total
	#	$	#	$	#	$	$	$	$	$
	(note 5)		(note 5)			(note 5)	(note 5)

Balance, December 31, 2019	28,938,831	150,943	17,171,541	2,348	8,868,403	22,316	22,652	(7,428)	(190,999)	(168)

Net loss for the period	-	-	-	-	-	-	-	-	(70,069)	(70,069)

Transactions with owners of the Company, recognized directly in equity

Shares issued, net of issue costs	41,279,090	106,515	-	-	1,250,000	3,225	-	-	-	109,740

Exercise of options	340,000	1,860	-	-	-	-	(781)	-	-	1,079

Exercise of warrants	7,684,717	34,980	-	-	1,750,000	8,225	-	-	-	43,205

Conversion of preferred shares	4,440,787	12,955	(17,171,541)	(2,348)	(3,868,403)	(10,607)	-	-	-	-

Share-based compensation	-	-	-	-	-	-	330	-	-	330

Total transactions with owners of the Company	53,744,594	156,310	(17,171,541)	(2,348)	(868,403)	843	(451)	-	-	154,354

Balance, March 31, 2020	82,683,425	307,253	-	-	8,000,000	23,159	22,201	(7,428)	(261,068)	84,117

	Common shares		Series I preferred shares		Series II preferred shares		Contributed surplus	Accumulated other comprehensive loss	Deficit	Total
	#	$	#	$	#	$	$	$	$	$
	(note 5)		(note 5)			(note 5)	(note 5)

Balance, December 31, 2018	14,688,831	129,513	17,171,541	2,348	4,368,403	35,235	21,043	(8,225)	(149,323)	30,591

Net loss for the period	-	-	-	-	-	-	-	-	(8,029)	(8,029)

Transactions with owners of the Company, recognized directly in equity

Changes in accounting policy	-	-	-	-	-	-	-	-	(54)	(54)

Units issued, net of issue costs	6,550,000	2,970	-	-	12,200,000	5,541	-	-	-	8,511

Conversion of preferred shares	5,050,000	12,107	-	-	(5,050,000)	(12,107)	-	-	-	-

Share-based compensation	-	-	-	-	-	-	575	-	-	575

Total transactions with owners of the Company	11,600,000	15,077	-	-	7,150,000	(6,566)	575	-	(54)	9,032

Impact of change in presentation currency	-	-	-	-	-	-	-	589	-	589

Balance, March 31, 2019	26,288,831	144,590	17,171,541	2,348	11,518,403	28,669	21,618	(7,636)	(157,406)	32,183

See accompanying notes to the interim condensed consolidated financial statements

TRILLIUM THERAPEUTICS INC.
Interim Condensed Consolidated Statements of Cash Flows
Amounts in thousands of US dollars
(Unaudited)

		Three months ended	Three months ended
	Note	March 31, 2020	March 31, 2019
		$	$

OPERATING ACTIVITIES
Net loss for the period		(70,069)	(8,029)
Adjustments for items not affecting cash
Interest accretion		45	32
Share-based compensation	5	330	575
Amortization of warrant discount	4	89	41
Change in fair value of warrant liability	4	55,135	(973)
Amortization of intangible assets	6	-	440
Depreciation of property and equipment	6	199	171
Unrealized foreign exchange loss		192	408
		(14,079)	(7,335)
Changes in non-cash working capital balances
Amounts receivable		(121)	406
Prepaid expenses		(2,184)	9
Accounts payable and accrued liabilities		9,077	(1,335)
Other current liabilities		153	(5)

Cash used in operating activities		(7,154)	(8,260)

INVESTING ACTIVITIES
Net maturities (purchases) of marketable securities		(3,954)	9,192
Purchase of property and equipment		-	(144)

Cash provided by (used in) investing activities		(3,954)	9,048

FINANCING ACTIVITIES
Repayment of lease liabilities		(139)	(46)
Repayment of loan payable		-	(22)
Exercise of stock options	5	1,079	-
Exercise of warrants	4, 5	9,057	-
Issuance of warrants, net of issuance costs		-	5,761
Issuance of share capital, net of issuance costs	5	109,740	8,411

Cash provided by financing activities		119,737	14,104

Impact of foreign exchange rate on cash and cash equivalents		(192)	(203)

Net increase in cash and cash equivalents during the period		108,437	14,689

Cash and cash equivalents, beginning of period		14,584	15,318

Cash and cash equivalents, end of period		123,021	30,007

See accompanying notes to the interim condensed consolidated financial statements

TRILLIUM THERAPEUTICS INC.
Notes to the Interim Condensed Consolidated Financial Statements
For the three months ended March 31, 2020 and 2019
Amounts in thousands of US dollars, except per share amounts and where noted
(Unaudited)

1. Corporate information

Trillium Therapeutics Inc. (the "Company" or "Trillium") is a clinical-stage immuno-oncology company developing innovative therapies for the treatment of cancer. The Company is a corporation existing under the laws of the Province of British Columbia. The Company's head office is located at 2488 Dunwin Drive, Mississauga, Ontario, L5L 1J9, and it is listed on the Toronto Stock Exchange and on the Nasdaq Stock Market.

2. Basis of presentation

(a) Statement of compliance

These unaudited interim condensed consolidated financial statements have been prepared in compliance with International Accounting Standard 34 Interim Financial Reporting. The notes presented in these unaudited interim condensed consolidated financial statements include only significant events and transactions occurring since the Company's last fiscal year-end and are not fully inclusive of all matters required to be disclosed in its annual audited consolidated financial statements.

The policies applied in these unaudited interim condensed consolidated financial statements are based on International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). The board of directors approved the unaudited interim condensed consolidated financial statements on May 6, 2020. Any subsequent changes to IFRS or their interpretation that are given effect in the Company's annual audited consolidated financial statements for the year ending December 31, 2020, could result in a restatement of these unaudited interim condensed consolidated financial statements.

(b) Basis of measurement

These unaudited interim condensed consolidated financial statements have been prepared on the historical cost basis, unless otherwise noted.

(c) Functional and presentation currency

These unaudited interim condensed consolidated financial statements are presented in US dollars, which is the Company's functional currency. On January 1, 2020, the Company's functional currency was changed to US dollars from Canadian dollars. The change was made to reflect that US dollars has become the currency of the primary economic environment in which the Company operates, counting for a significant part of the Company's labour, clinical operations, and financing. The change has been implemented with prospective effect.

In the last quarter of 2019, the Company changed its presentation currency to US dollars from Canadian dollars. Comparative financial information for the three months ended March 31, 2019 previously expressed in Canadian dollars is now presented in US dollars.

(d) Use of significant estimates and assumptions

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities. Actual results could differ materially from these estimates and assumptions. The Company reviews its estimates and underlying assumptions on an ongoing basis. Revisions are recognized in the period in which the estimates are revised and may impact future periods.

Significant estimates and assumptions applied by management were outlined in the Company's annual audited consolidated financial statements for the year ended December 31, 2019, and have been applied consistently to all periods presented in these unaudited interim condensed consolidated financial statements, with additional significant estimates and assumptions applied to the following:

TRILLIUM THERAPEUTICS INC.
Notes to the Interim Condensed Consolidated Financial Statements
For the three months ended March 31, 2020 and 2019
Amounts in thousands of US dollars, except per share amounts and where noted
(Unaudited)

2. Basis of presentation (continued)

COVID-19

Given the ongoing and dynamic nature of the circumstances surrounding the COVID-19 pandemic, it is difficult to predict how significant the impact of COVID-19, including any responses to it, will be on the global economy and the business of the Company or for how long any disruptions are likely to continue. The extent of such impact will depend on future developments, which are highly uncertain, rapidly evolving and difficult to predict, including new information which may emerge about COVID-19 and additional actions which may be taken to contain it. Such developments could have a material adverse effect on the Company's business, financial condition, results of operations and cash flow, and exposure to credit risk.

The Company is constantly evaluating the situation and monitoring any impacts or potential impacts to its business.

3. Significant accounting policies

The Company's significant accounting policies were outlined in the Company's annual audited consolidated financial statements for the year ended December 31, 2019, and have been applied consistently to all periods presented in these unaudited interim condensed consolidated financial statements. In the opinion of management, all adjustments considered necessary for fair presentation have been included in these unaudited interim condensed consolidated financial statements. These unaudited interim condensed consolidated financial statements should be read in conjunction with the annual audited consolidated financial statements for the year ended December 31, 2019.

(a) Basis of consolidation

These unaudited interim condensed consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, Trillium Therapeutics USA Inc., from its date of incorporation on March 26, 2015.

Subsidiaries are fully consolidated from the date at which control is determined to have occurred and are deconsolidated from the date that the Company no longer controls the entity. The financial statements of the subsidiaries are prepared for the same reporting period as the Company using consistent accounting policies. Intercompany transactions, balances, and gains and losses on transactions between subsidiaries are eliminated.

4. Warrant liability

Warrants outstanding are exercisable at $0.96 per common or Series II First Preferred share, respectively, and expire on    February 28, 2024. Changes in the number of outstanding warrants during the three months ended March 31, 2020 were as follows:

	Number of	Number of
	preferred share	common share
	warrants	warrants
Balance, December 31, 2019	7,150,000	11,600,000
Exercised	(1,750,000)	(7,684,717)
Balance, March 31, 2020	5,400,000	3,915,283

The fair values of the warrant liability excluding the warrant discount as at March 31, 2020 and December 31, 2019 were $33,302 and $13,370, respectively. For the three months ended March 31, 2020, an expense of $55,135 was recognized relating to the fair value measurement of the warrants that were exercised during the period, with fair values determined on the respective dates of exercise, and relating to the fair value measurement of the warrants outstanding on March 31, 2020. For the three months ended March 31, 2019, a recovery of $973 was recognized relating to the fair value measurement of the warrant liability.

For the three months ended March 31, 2020 and 2019, an expense of $89 and $41 were recognized for the amortization of the warrant discount, respectively.

TRILLIUM THERAPEUTICS INC.
Notes to the Interim Condensed Consolidated Financial Statements
For the three months ended March 31, 2020 and 2019
Amounts in thousands of US dollars, except per share amounts and where noted
(Unaudited)

4. Warrant liability (continued)

The fair value of the warrant liability was determined using the Black-Scholes model with the following weighted average assumptions for warrants exercised during the three months ended March 31, and as at the reporting date:

	Warrants exercised
	during the three months ended	Reporting date	Reporting date
	March 31, 2020	March 31, 2020	December 31, 2019
Expected warrant life	4.1 years	3.9 years	4.2 years
Risk-free interest rate	1.2%	0.6%	1.5%
Dividend yield	0%	0%	0%
Expected volatility	100.8%	111.6%	96.8%
Common share price	$4.21	$4.04	$1.02

The risk-free interest rate used to calculate the fair values of warrants in the current period is based on the implied yield on US Government bonds with a remaining term equal to the expected term of the warrants. The risk-free interest rate used in the comparative period of December 31, 2019 was based on the implied yield on a Government of Canada zero-coupon issue with a remaining term equal to the expected term of the warrants. The expected volatility is based on the historical volatility for the Company.

5. Share capital

(a) Share capital issued - three months ended March 31, 2020

In January 2020, the Company completed an underwritten public offering of 41,279,090 common shares and 1,250,000 Series II Non-Voting Convertible First Preferred Shares, each issued at $2.75 per share. The number of shares sold include 5,547,272 common shares pursuant to the full exercise by the underwriters of their option to purchase additional common shares. The gross proceeds from this offering were $116,955, before deducting offering expenses of $7,215.

During the three months ended March 31, 2020, 7,684,717 common shares were issued on the exercise of 7,684,717 common share purchase warrants for proceeds of $7,377, and 1,750,000 Series II First Preferred Shares were issued on the exercise of 1,750,000 Series II First Preferred Share purchase warrants for proceeds of $1,680.

During the three months ended March 31, 2020, 17,171,541 Series I First Preferred Shares were converted into 572,384 common shares, and 3,868,403 Series II First Preferred Shares were converted into 3,868,403 common shares.

(b) Weighted average number of common shares

The weighted average number of common shares outstanding for the three months ended March 31, 2020 and 2019 were 65,522,274 and 17,480,498, respectively. The inclusion of the Company's stock options, warrants and preferred shares in the computation of diluted loss per share has an anti-dilutive effect on the loss per share and has therefore been excluded from the calculation of diluted loss per share.

(c) Stock option plan

For the three months ended March 31, 2020, the Company issued 6,000 stock options with a weighted average exercise price of $5.04 per share. The total fair value of stock options issued for the three months ended March 31, 2020 was $24 and the weighted average grant date fair value was $4.08 per share. The basis and assumptions used to measure the fair value of stock options granted in the period are consistent with those of the prior period.

For the three months ended March 31, 2020, 340,000 stock options with a weighted average exercise price of $3.23 per share were exercised.

TRILLIUM THERAPEUTICS INC.
Notes to the Interim Condensed Consolidated Financial Statements
For the three months ended March 31, 2020 and 2019
Amounts in thousands of US dollars, except per share amounts and where noted
(Unaudited)

5. Share capital (continued)

(d) Deferred Share Unit Plan

For the three months ended March 31, 2020 and 2019, there were nil and 127,430 Deferred Share Units ("DSUs") issued, respectively. The fair values of DSUs under this plan as at March 31, 2020 and December 31, 2019 were $12,027 and $2,731, respectively. For the three months ended March 31, 2020 and 2019, the DSU expense, comprised of directors' fees paid and the revaluation of the DSU liability, was an expense of $9,439 for 2020 and an expense recovery of $143 for 2019. The number of DSUs outstanding as at March 31, 2020 and December 31, 2019 were 3,045,821 and 3,045,821, respectively.

On May 6, 2020 the board of directors approved the 2020 Omnibus Equity Incentive Plan, ("Omnibus Plan"), which remains subject to shareholder approval. The Omnibus Plan will govern the terms of the Company's stock option and DSU grants, and provides for equity settlement of DSUs issued for director compensation.

In conjunction with the approval of the Omnibus Plan, each director holding DSUs under the Cash-Settled DSU Plan entered into an agreement with the Company to have their existing DSUs be governed by the Omnibus Plan, subject to shareholder approval of the Omnibus Plan at the Annual General and Special Meeting to be held on June 30, 2020.

Subsequent to the ratification of the Omnibus Plan and transition of all outstanding DSUs to equity settlement, the Company's DSUs will be classified as equity in accordance with IFRS 2 Share-Based Payment, instead of as a liability.

6.  Research and development

Components of research and development expenses for the three months ended March 31 were as follows:

	2020	2019
	$	$

Research and development programs, excluding the below items	2,897	4,800
Salaries, fees and short-term benefits	1,103	1,676
Share-based compensation	205	524
Amortization of intangible assets	-	440
Depreciation of property and equipment	199	171
Tax credits	(35)	(23)
	4,369	7,588

7.  General and administrative

Components of general and administrative expenses for the three months ended March 31 were as follows:

	2020	2019
	$	$

General and administrative expenses, excluding the below items	513	466
Salaries, fees and short-term benefits	859	488
Change in fair value of deferred share units	9,299	(374)
Share-based compensation	125	51
	10,796	631

TRILLIUM THERAPEUTICS INC.
Notes to the Interim Condensed Consolidated Financial Statements
For the three months ended March 31, 2020 and 2019
Amounts in thousands of US dollars, except per share amounts and where noted
(Unaudited)

8. Commitments and contingencies

As at March 31, 2020, the Company had obligations to make future payments, representing significant research and development, clinical and manufacturing contracts that are known and committed in the amount of approximately $17,393. Most of these agreements are cancellable by the Company with notice.

The Company enters into research, development and license agreements in the ordinary course of business where the Company receives research services and rights to proprietary technologies. Milestone and royalty payments that may become due under various agreements are dependent on, among other factors, clinical trials, regulatory approvals and ultimately the successful development of a new drug, the outcome and timing of which are uncertain.

The Company periodically enters into research and license agreements with third parties that include indemnification provisions customary in the industry. These guarantees generally require the Company to compensate the other party for certain damages and costs incurred as a result of claims arising from research and development activities undertaken by or on behalf of the Company. In some cases, the maximum potential amount of future payments that could be required under these indemnification provisions could be unlimited. These indemnification provisions generally survive termination of the underlying agreement. The nature of the indemnification obligations prevents the Company from making a reasonable estimate of the maximum potential amount it could be required to pay. Historically, the Company has not made any indemnification payments under such agreements and no amount has been accrued in the consolidated financial statements with respect to these indemnification obligations.

9.  Financial instruments

      Fair value

IFRS 13 Fair Value Measurement provides a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs are those that reflect market data obtained from independent sources, while unobservable inputs reflect the Company's assumptions with respect to how market participants would price an asset or liability. These two inputs used to measure fair value fall into the following three different levels of the fair value hierarchy:

Level 1  Quoted prices in active markets for identical instruments that are observable.

Level 2  Quoted prices in active markets for similar instruments; inputs other than quoted prices that are observable and derived from or corroborated by observable market data.

Level 3  Valuations derived from valuation techniques in which one or more significant inputs are unobservable.

The hierarchy requires the use of observable market data when available.

The Company has classified cash and cash equivalents as Level 1. Marketable securities has been classified as Level 2. The warrant liability has been classified as Level 3.

Cash and cash equivalents, marketable securities, amounts receivable, accounts payable and accrued liabilities, and other current liabilities, due within one year, are all short-term in nature and, as such, their carrying values approximate fair values. Marketable securities, which primarily include guaranteed investment certificates held by the Company, are valued at amortized cost.

Risks

The Company has exposure to credit risk, liquidity risk, interest rate risk and currency risk. The Company's board of directors has overall responsibility for the establishment and oversight of the Company's risk management framework. The Audit Committee of the board of directors is responsible for reviewing the Company's risk management policies.

TRILLIUM THERAPEUTICS INC.
Notes to the Interim Condensed Consolidated Financial Statements
For the three months ended March 31, 2020 and 2019
Amounts in thousands of US dollars, except per share amounts and where noted
(Unaudited)

9. Financial instruments (continued)

(a) Credit risk

Credit risk is the risk of financial loss to the Company if a counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Company's cash and cash equivalents, marketable securities and amounts receivable. The carrying amount of these financial assets represents the maximum credit exposure. The Company follows an investment policy to mitigate against the deterioration of principal and to enhance the Company's ability to meet its liquidity needs. Cash is on deposit with major Canadian chartered banks and the Company invests in high-grade short-term instruments.

(b) Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company is a development stage company and is reliant on external fundraising to support its operations. Once funds have been raised, the Company manages its liquidity risk by investing in cash and short-term instruments to provide regular cash flow for current operations. It also manages liquidity risk by continuously monitoring actual and projected cash flows. The board of directors reviews and approves the Company's operating and capital budgets, as well as any material transactions not in the ordinary course of business.

(c) Currency risk

The Company is exposed to currency risk related to the fluctuation of foreign exchange rates and the degree of volatility of those rates. Currency risk is limited to the portion of the Company's business transactions denominated in currencies other than US dollars, which are primarily expenses in Canadian dollars. As at March 31, 2020 and December 31, 2019, the Company held Canadian dollar cash and cash equivalents and marketable securities in the amount of $6,379 CAD and $2,270 CAD, and had Canadian dollar denominated accounts payable and accrued liabilities in the amount of $1,673 CAD and $2,461 CAD, respectively. Therefore, a 1% change in the foreign exchange rate would have a net impact on finance costs as at March 31, 2020 and December 31, 2019 of $35 and $2, respectively.

Canadian dollar expenses for the three months ended March 31, 2020 and 2019 were approximately $2,933 CAD and $5,305 CAD, respectively. Varying the Canadian exchange rate for the three months ended March 31, 2020 and 2019 to reflect a 1% strengthening of the US dollar would have decreased the net loss by approximately $22 and $40, respectively, assuming that all other variables remained constant.